COMMENTS RECEIVED ON 01/31/2019

FROM EDWARD BARTZ

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Fidelity Founders Fund

POST-EFFECTIVE AMENDMENT NO. 116

1.

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

2.

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit a completed fee table and hypothetical expense table when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

3.

“Fund Summary” (prospectus)

“Fee Table”

“[Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the class of shares of the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed [_.__%]. This arrangement will remain in effect through [______ __,____], and neither the Adviser nor any of its affiliates retains the ability to be repaid with respect to this arrangement. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.]”

C:

The Staff requests we revise the language in the footnote regarding recouping during the current fiscal year.

R:

The footnote will be revised as follows:

“[Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the class of shares of the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed [_.__%]. If at any time during the current fiscal year expenses for the class of shares of the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through [______ __,____]~~, and neither the Adviser nor any of its affiliates retains the ability to be repaid with respect to this arrangement~~. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.]”

4.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing primarily in equity securities of founder-involved companies. Founder-involved companies are those for which, at the time of initial purchase, a founder (i) is a member of the senior management team or the company's board of directors, or (ii) in the Adviser's opinion, maintains a meaningful personal or family share ownership position in the company.”

C:

The Staff requests we provide a more specific definition of “founder” including what is the “initial purchase.” Is it pre or post IPO? Specify what a “meaningful ownership share” would be. Explain if an individual had no involvement in the founding of the company but later bought a large stake, would the individual be considered a founder?

R:

The fund’s strategy with regard to founder-involved companies has been revised to read:

Founder-involved companies are those for which, at the time of initial purchase, a founder is a member of the senior management team or the company’s board of directors. When evaluating companies, the Adviser also takes into consideration any personal or family share ownership in the company.

Regarding the initial purchase, the portfolio manager may elect to purchase such securities on a pre- or post-IPO basis, subject to the Adviser’s policies and procedures and relevant Commission guidance.

5.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we add a policy to invest at least 80% of the fund’s investments in “founder companies.”

R:

Rule 35d-1 requires a fund to adopt an 80% test to the extent its name suggests a focus in a particular type of investment or investments, or in a particular industry or group of industries. In this case, the use of the word “founders” relates to the fund’s principal investment strategies rather than any particular investment. As a result, the fund believes its exiting disclosure is appropriate.

6.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market capitalization policy for the fund. The Staff also requests we add small and mid‐cap risks, if appropriate.

R:

The fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small and mid‐cap investing are not principal investment risks of the fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ”‐“Stock Market Volatility.”

7.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the fund. As a result, the fund believes that the current strategy and risk disclosure is appropriate.

8.

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff questions if there are any unique structure risks that should be disclosed for “founder companies”. If so, the Staff asks that we add them to the “Principal Investment Risk” section.

R:

The following disclosure will be added to “Principal Investment Risks” ‐ “Issuer-Specific Changes.”:

Founder-led companies may have capital structures that give founders control over all or a substantial majority of the company’s voting stock and, as a result, give such founders the ability to control matters submitted to stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of the company’s assets.

9.

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add a growth stock investing risk to “Principal Investment Risks”.

R:

The disclosure regarding the fund’s investment strategy has been revised to read:

Investing in either “growth” stocks or “value” stocks or both. Given the fund’s revised strategy growth stock investing risk is no longer necessary.

10.

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff request we add a management risk that the fund’s founder strategy may not achieve its intended result.

R:

The following disclosure will be added:

Management Risk. The Adviser’s application of the founder-involved strategy may not achieve its intended results. The fund could underperform in comparison to other funds with a similar benchmark or similar objectives and investment strategies.

11.

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser is not constrained by any particular investment style. At any given time, the Adviser may tend to buy "growth" stocks or "value" stocks, or a combination of both types. In buying and selling securities for the fund, the Adviser uses a disciplined approach that involves both quantitative and fundamental analysis. Quantitative analysis refers to programmatic models that analyze such factors as growth potential, valuation, liquidity, and investment risk based on data inputs. Fundamental analysis involves a bottom-up assessment of a company's potential for success in light of factors including its financial condition, earnings outlook, strategy, management, industry position, and economic and market conditions.”

C:

The Staff requests we add a the underlined disclosure to the “Principal Investment Strategies” in the “Fund Summary” since it only mentions “growth” in that section.

R:

See response to Question #9 above.

12.

“Investment Details” (prospectus)

“Description of Principal Security Types”

C:

The Staff requests we explain whether there are any investments in contingent convertible securities and, if so, include appropriate strategy and risk disclosure.

R:

Investing in contingent convertible securities is not a principal investment strategy for the fund. Accordingly, we have not modified the disclosure.

FOLLOW-UP COMMENTS RECEIVED ON 02/06/2019

FROM EDWARD BARTZ

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Fidelity Founders Fund

POST-EFFECTIVE AMENDMENT NO. 116

1.

 “Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing primarily in equity securities of founder-involved companies. Founder-involved companies are those for which, at the time of initial purchase, a founder (i) is a member of the senior management team or the company's board of directors, or (ii) in the Adviser's opinion, maintains a meaningful personal or family share ownership position in the company.”

C:

The Staff reiterates that we define and disclose what a “founder” is.

R:

The fund utilizes the generally understood meaning of the word “founder”—an individual or individuals who form or establish a company. Because our use of the word does not vary from its standard definition we believe our existing disclosure is appropriate.

2.

 “Fund Summary” (prospectus)

“Principal Investment Strategies”

“Founder-involved companies are those for which, at the time of initial purchase, a founder is a member of the senior management team or the company’s board of directors.”

C:

Please clarify whose initial purchase that is. If it’s the fund’s initial purchase, please disclose “at the time of the fund’s initial purchase”.

R:

The relevant purchase is the fund’s. The requested change will be made.

3.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“When evaluating companies, the Adviser also takes into consideration any personal or family share ownership in the company.”

C:

Please specify whether this is the family of the founder as opposed to some other investment family.

R:

 The disclosure will be revised to read:

When evaluating companies, the Adviser also takes into consideration a founder’s personal or family share ownership in the company.